

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2022

Shannon Ghia
Chief Executive Officer
iShares Gold Trust
400 Howard St
San Francisco, CA 94105

  Re: iShares Gold Trust
   Registration Statement on Form S-3
   Filed on December 12, 2022
   File No. 333-268746

Dear Shannon Ghia:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Lulu Cheng at 202-551-3811 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Finance

cc: Clifford Cone